SEC File No. 70-
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                              GPU SERVICE, INC. ("GPUS")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                                 One Upper Pond Road
                             Parsippany, New Jersey 07054

                            GPU GENERATION, INC. ("GENCO")
                                  1001 Broad Street
                            Johnstown, Pennsylvania 15907
                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                                        GPU, INC.
          (Name of top registered holding company parent of applicants)

          M.A. Nalewako, Secretary      Douglas E. Davidson, Esq.
          M.J. Connolly, Esq.           Berlack, Israels & Liberman LLP
            Director of Legal Services  120 West 45th Street
          GPU Generation, Inc.          New York, New York 10024
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey 07054

          W.S. Greengrove, Secretary
          GPU International, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054

                     (Names and addresses of agents for service)







          Item 1.   Description of Proposed Transaction.

               A.   GPU  proposes to engage, through one  or more direct or

          indirect  subsidiaries, which  may  be existing  or newly  formed subsidiaries  (each, an  "Energy  Subsidiary"), in  the  business

          ("Energy  Commodities  Business") of  brokering  and marketing  a variety  of  energy commodities  as  more  fully described  below

          ("Energy Commodities").

               B.   Through one  or more Energy Subsidiaries,  GPU proposes

          to engage in  all forms of  brokering and marketing  transactions involving electricity  and  other types  of  energy  commodities,

          including, without limitation, oil, natural gas and coal,  and in providing incidental related services  to customers, such as fuel

          management,   storage  and   procurement  services.   The  Energy

          Subsidiaries would  engage in  such activities without  regard to the  location  or identity  of customers  or source  of revenues;

          provided,  however,  that  (i)  unless additional  approvals  are obtained  from the Federal  Energy Regulatory Commission ("FERC")

          under the Federal Power Act ("FPA"), the Energy Subsidiaries will not  sell  electricity to  GPU's  electric utility  subsidiaries,

          Jersey  Central  Power  & Light  Company  ("JCP&L"), Metropolitan

          Edison  Company ("Met-Ed"),    or  Pennsylvania Electric  Company

          ("Penelec",  collectively, the  "Utility Subsidiaries")  and (ii)

          the Energy Subsidiaries will not make any sales of electricity or natural gas to retail customers in any state unless authorized or permitted  to make such sales  under the laws  of that state. The

          Energy Subsidiaries would not include the Utility Subsidiaries or become subsidiaries  thereof. In addition, GPU  requests that the

          Commission  reserve   jurisdiction  over  any  sales   by  Energy



          Subsidiaries of  natural gas or electricity  to customers outside the  United  States pending  completion  of  the record  in  this proceeding.(1)

               C.   It is also proposed  that Energy Subsidiaries may, from

          time to time through December 31,  2000, invest up to $50 million at any  one time  outstanding to  acquire  or construct  physical assets that are incidental  and reasonably necessary in  the day-

          to-day conduct  of  marketing operations,  such  as oil  and  gas storage facilities, gas or coal reserves, or a pipeline spur that is needed in  order to make deliveries  of fuel to  an industrial customer; provided,  however, that, without the  further order of the Commission, no Energy  Subsidiary will acquire any facilities if,  as a  result thereof,  it would  be or  become  an "electric utility company," as defined in Section 2(a)(3) of  the Act, or a

          "gas utility company," as defined in Section 2(a)(4).

               D.   The Energy Commodities Business in which it is proposed

          that  the  Energy   Subsidiaries  engage  is  more   specifically

          described below.

               Brokering Activities. Brokering generally  involves bringing two parties (typically a buyer and seller) together for a  fee or commission  which  one  party  agrees  to  pay.  In  a  brokering transaction,  Energy  Subsidiaries  would neither  buy  nor  sell

          Energy Commodities,  and  there would  be  no price  exposure  or significant

          ____________________________

          1 It is not intended that such proposed reservation of jurisdiction would in any way limit or restrict GPU or any of its affiliates from making sales of electricity or gas outside the United States through "exempt wholesale generators" or "foreign utility companies," as defined in Sections 32 and 33 of the Act, respectively, subject to satisfying the specific requirements of those sections.


          financial risk.  In addition, brokering, as such, is not regulated by the  FERC as  the sale  of power under  the FPA  or any  state

          regulatory   scheme.  The   Commission  has,   however,  approved

          proposals  involving electricity and  gas brokering activities as an acquisition of an interest in  a non- utility business that is

          incidental  and   ancillary  to  the  principal   business  of  a

          registered holding company system.(2)

               Marketing  Activities.  Marketing  transactions  may  take a variety of different forms.  They generally involve, however, the obligation  by one  party to  make or  take physical  delivery of electricity,  gas or  other energy  commodities, as  well as  the purchase and  sale of commodity-based  derivative contracts, such as  options, swaps  and exchange-traded futures  contracts, under which physical delivery may or may not in fact occur.(3)

               Thus a marketer, unlike a broker, usually takes title to the commodity  and bears both market risk and the risk of enforcement

          _______________________

          2 See, e.g., Entergy Corp., HCAR No. 25848 (July 8, 1993) (authorizing sale of consulting services to nonaffiliates, including expertise relating to brokering of power resources); and UNITIL Corp., HCAR No. 25816 (May 24, 1993) (authorizing organization of an energy subsidiary to serve as a power brokering agent).

          3 The purchase and sale of commodity-based derivatives in a commodity business (generally, options, futures contracts and swaps) may be for the purpose of hedging (or offsetting) an existing position under a contract calling for physical delivery of a commodity, or as a substitute for a position to be taken at a later time in a physical market, for example, to lock in the price of a block of electricity or gas that will be needed in the future in order to supply new customers. For an electricity/gas marketer, the purchase and sale of energy-based derivatives may be a less risky means to take a position in a commodity than other alternatives, such as building expensive power plants or purchasing and holding large inventories of a commodity.

          of  performance  of  the  contract  (counterparty  credit  risk).

          Consequently, as  described in  greater detail  below, successful marketing requires the use of various risk mitigation measures to

          balance  overall  portfolio  position   in  order  to  limit  the

          financial  impact  of  any loss  that  may  be  sustained on  any particular  commodity  transaction due  to  adverse market  price movements  or counterparty  defaults. Such  measures  may include entering  into  offsetting  physical  delivery  contracts  (i.e.,

          offsetting purchases  and sales  of electricity, gas,  etc.), the purchase and sale of derivative instruments, such as options  and futures contracts,  for purposes of hedging  a physical position,

          and an appropriate mix of long and short-term contracts.

               GPU  represents that, in the  ordinary course of business of any  Energy  Subsidiary, it  will  take  appropriate measures  to mitigate the market and counterparty credit risks associated with the portfolio of electricity and fuel purchase or sales contracts of these subsidiaries. As previously indicated, such measures may include matching  long-term  firm or  variable price  electricity sales  contracts  with  long-term  firm or  variable  price  fuel purchase  contracts. An  Energy  Subsidiary may  also hedge  fuel price  risk  through the  purchase of  fuel  or fuel  reserves or options on fuel reserves.

               In  addition,  Energy  Subsidiaries  may  purchase  or  sell commodity-based  derivative instruments,  such as  electricity or gas futures contracts and options on  electricity or gas futures,

          such as are traded  on the New York Mercantile  Exchange, and gas and oil price swap  agreements in order to hedge  positions under existing
          contracts for physical delivery.(4)

               Price risk exposure may  also be hedged under a  purchase or sale  contract by taking an opposite position to that purchase or sale.  Similarly, in a portfolio of purchase and sales contracts,

          risk  may also be limited through an appropriate mix of long-term and  short-term  contracts, and  diversification  of  the mix  of customers  and suppliers  regionally and  across  industry lines.

          Finally,  GPU  will  endeavor  to  limit  risk  exposure  through contract provisions (i.e., liquidated damages) that would place a ceiling on the amount of damages payable when performance failure occurs and/or exclude consequential damages.

               An energy commodity marketer must be able to manage a "book"

          of contracts involving purchases, sales and trades of electricity and other energy commodities. The marketer will seek to hedge the risk  associated with  these contracts  through a  combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools. To accomplish this, the marketer needs to have the ability to  participate in  all the energy  markets, both  physically and financially.

               E.   Authorization is  also sought for any Energy Subsidiary

          to enter into arrangements with GPUS and GENCO, pursuant to which personnel and other resources may be made available to the Energy

          ________________________

          4 A beneficial feature of exchange-traded commodities futures contracts (such as exist for electricity, gas and oil), in addition to their liquidity, is that they tend to virtually eliminate counterparty credit risk since the exchange itself acts as the counterparty.

          Subsidiaries, upon request, to support the Energy Subsidiaries in connection with  their authorized  activities. Pursuant  to these arrangements,  GPUS and GENCO will provide,  account for and bill their services to the Energy Subsidiaries, utilizing a work order system,  on a full  cost reimbursement  basis in  accordance with

          Rules 90  and 91 under  the Act. The reimbursed  cost of services identified through the work order system  will include all direct charges and a prorated share of other related costs.(5)

                    GPUS and  GENCO will  make warranties  of due  care and

          compliance  with  applicable  laws  to  the  Energy  Subsidiaries concerning the performance of the services requested, but failure to meet these  obligations will not subject them  to any claim or liability, other than to reperform the work at cost in accordance with the work order. Likewise, GPUS and GENCO will be indemnified by the  Energy Subsidiaries against  liabilities to or  claims of third parties arising out  of the performance of the  services on behalf of the Energy Subsidiaries.

                    GPUS  and  GENCO  will  make  available   personnel  or

          resources  requested by the Energy Subsidiaries, if it has or can make available such  personnel or resources. GPUS  and GENCO will determine the availability of its personnel and resources.

                    No  more  than 5%  of the  total  employees of  the GPU

          System will,  at  any one  time,  directly or  indirectly  render services to the Energy Subsidiaries in connection with the Energy

          Commodities Business.

          _____________________

          5    Such activities or services may also be provided by GPUI and the Utility Subsidiaries on a full cost reimbursement basis in accordance with Rules 90 and 91.

               F.   GPU  and GPUI  also  request authority  to acquire  the

          securities of one or more  Energy Subsidiaries in connection with the formation thereof. Under Rule 52, the issuance  of additional securities  as specified  therein by  the Energy  Subsidiaries as well  as  their  acquisition  is  exempt  from  prior  Commission

          approval  under  the  Act.   Rule  45(b)(4)  exempts  from  prior

          Commission approval  the making of cash  capital contributions to the Energy Subsidiaries. GPU and GPUI do not expect to invest, in the aggregate, more  than $20 million in  the Energy Subsidiaries prior to  December 31, 2000, either by  acquisition of securities or by making capital contributions.

                    GPU also  requests authority through  December 31, 2000

          to  guarantee  the debt  and  other  obligations  of  any  Energy

          Subsidiaries. Obligations  of the Energy Subsidiaries (other than guaranteed debt) may take the form of bid bonds or performance or other  direct  or indirect  guarantees  of  contractual or  other obligations.  Such arrangements may be necessary in order for the

          Energy Subsidiaries  to satisfy  a seller  or customer  that they have the  support for their contractual  obligations. The maximum amount of debt and other obligations proposed to be guaranteed at any one time is $150 million.

                    Debt financing  of any Energy Subsidiaries  which is so

          guaranteed  will not  exceed a  term  of 15  years and  will bear interest and carry fees  at negotiated rates based on  prevailing market conditions.

                    GPU  will not seek recovery through higher rates to the

          Utility Subsidiaries'  customers in  order to compensate  GPU for any  possible losses that may be sustained in connection with the

          Energy Commodities Business or  related investments in the Energy

          Subsidiaries or for any inadequate returns therefrom or thereon.

               G.   The authorization requested herein with  respect to the

          acquisition of securities of any Energy Subsidiaries shall expire upon  the first to  occur of (i)  December 31, 2000  and (ii) the adoption  by the  Commission of  proposed Rule  58 (HCAR  No. 35-

          26313, June  20, 1995) or such other rule, regulation or order as shall  exempt the  transactions as  herein proposed  from Section

          9(a) of the Act.

               H.   Recent Industry Developments

               The  electric  utility  industry  has  experienced  dramatic changes over the past decade, with an accelerating  trend towards

          deregulation,  enhanced  competition,   lower  cost  and   better

          service. Today,  traditional utilities must compete  for new load

          (as  well as to retain existing load) with a variety of entities,

          including "qualifying facilities," "exempt  wholesale generators"

          and independent power marketers  and brokers. In addition, recent federal energy policy initiatives have been expressly designed to promote competition  in wholesale markets  by requiring  electric utilities to  provide open and comparable  transmission access to third parties.(6)

          _______________________

          6 See, "Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities," Notice of Proposed Rulemaking and Supplemental Notice of Proposed Rulemaking, 60 F.R. 17662 (April 7, 1995), adopted April 24, 1996 as FERC Order 888, 61 F.R. 21540 (May 10, 1996);
          and sections 721 and 722 of the Energy Policy Act of 1992.

               The  states  are  also  actively considering  a  variety  of

          measures  designed  to  promote  competition   among  electricity

          suppliers at the retail level. According to a survey conducted by the Edison Electric Institute ("EEI"), 47 States and the District

          of   Columbia  have   initiated  legislative   or  administrative

          processes  to address  retail  wheeling, industry  restructuring,

          retail competition or alternative regulation. Since the beginning of 1995,  proposed legislation addressing these  matters has been introduced in 33 state  legislatures, and the utility commissions in  37  states  and  the  District  of  Columbia  have initiated,

          completed,  or  participated  in  generic,  company  specific  or informal  proceedings  on  various  proposals  to  promote retail competition. Also,  pilot programs for retail  wheeling have been

          approved   in  Idaho,  Illinois,   Massachusetts,  Michigan,  New

          Hampshire, New York, Pennsylvania and Washington.(7)

               Although  Rhode Island is the  only state that  has thus far adopted legislation establishing  retail access for all  electric customers,(8)  a number of other  states are fairly  far along in their  consideration of substantive restructuring measures which,

          once  implemented, would enable  non-traditional power suppliers,

          including  power marketers,  to  compete  with  local  franchised utilities for sales  to retail electric customers, similar to the kind of competition among long-distance carriers that has evolved in the telephone industry.
          _____________________

          7 See "Retail Wheeling & Restructuring Report," Vol. 3, No. 1 (Edison Electric Institute, June 1996). EEI is the principal industry trade organization representing investor-owned electric utilities.

          8    See, Electric Utility Week (August 12, 1996) at p. 8.

               Retail and wholesale competition in the natural gas industry has evolved more quickly. Most  aspects of natural gas production

          have  been  deregulated,  and  the   transportation  and  storage

          functions of the interstate  pipelines have been "unbundled" from the  merchant  (gas  sales)  function,  essentially  transforming interstate pipelines into  common carriers under  the open-access provisions of  the FERC's Order No.  636.(9)  As  a result, local gas  distribution companies  ("LDCs") and  most large  industrial customers today can contract directly with gas producers or other

          suppliers  (i.e.,  independent   gas  marketers)  for   necessary

          supplies.

               Most  states (including  New  Jersey) have  also implemented measures designed  to encourage  LDCs  to provide  transportation separately  from sales  of  natural gas,  as  a result  of  which industrial and large commercial  gas customers now generally have the  ability to make direct  purchases of gas  from producers and gas marketers. Indeed, by 1995, approximately 78% of all gas sales to industrial customers were made by sellers other than LDCs, and 26%

          of gas sales to commercial customers were delivered, but not sold, by

          LDCs.(10)   It is  evident, therefore, that  significant steps have

          ___________________________

          9 See, "Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," Order No. 636, 57 F.R. 13267 (April 16,
          1992). FERC initiated efforts to promote competition in 1985 when it issued Order 436, which offered certain incentives to interstate pipelines to provide open access, non-discriminatory, transportation to end-use customers, thereby enabling such customers to contract for gas supplies directly with producers and gas marketers. See "Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," Order No. 436, 50 F.R. 42408 (October 18, 1985).

          10   See  U.S.  Department   of  Energy   -  Energy   Information
          Administration Natural Gas Monthly, Table 24 (February 1996).

          already been taken to  deregulate end-use gas sales, at  least to industrial and large commercial customers.

               Further, due to the increasing importance of natural  gas as a  fuel for electric generation,  many of the  larger natural gas producers and  pipeline  concerns, including  Enron  Corporation,

          Amoco Corp.,  Panhandle  Eastern  Corporation  and  NorAm  Energy

          Corporation and  their respective  affiliates have organized  and are very actively engaged in the business of power marketing on a

          national  scale.(11)   Indeed,  the energy  industry is  becoming

          increasingly integrated  and competitive at all  levels, with the growing recognition that different forms of  energy, particularly

          electricity  and   natural  gas,  are   interchangeable.  To   be

          competitive  in this  emerging market,  GPU believes  that energy suppliers must be able to  offer large customers energy  options,

          the benefits and savings associated with the ability to aggregate

          supplies,   fuel  switching   capabilities,  and   single  source

          procurement services covering all of the customer's energy needs.

          Moreover, the emerging  energy markets are national  in scope, as the  ability to both purchase and deliver electricity and gas has become  subject  to  fewer  and  fewer  physical  and  regulatory barriers.

          ____________________

          11 We would note that in responses to requests for "no-action" advice, the Staff has not imposed any real limitation on the ability of companies outside of registered holding company systems to organize power marketing subsidiaries to sell electricity at wholesale or retail anywhere in the United States. See, Enron Power Marketing Inc., SEC No-Action letter dated January 5, 1994 (Ref. No. 94-1-OPUR); CRSS Power Marketing, Inc., SEC No-Action Letter dated March 31, 1994 (Ref. No. 94-4-OPUR); Electric Clearinghouse, Inc., SEC No-Action Letter dated April 13, 1994 (Ref. No. 94-5-OPUR); Inter-Coast Power Marketing Co., SEC No-Action Letter dated December 6, 1994 (Ref. No. 95-15-
          OPUR); and AIG Trading Corporation, SEC No- Action Letter dated January 20, 1995 (Ref. No. 95-1-OPUR).

               In  1994,   the  Commission   itself  took  note   of  these

          developments in its "Request for Comments on Modernization of the

          Regulation  of  Public-Utility Holding  Companies" (HCAR  No. 35-

          26153, November 2, 1994), which resulted in the Staff's June 1995

          proposals  and  recommendations  designed  generally   to  reduce

          regulatory burdens on registered holding company systems in order to enable them to  compete more effectively with  other utilities and alternative energy suppliers  in the increasingly competitive energy markets (the "SEC Staff Report").

               Subsequently, in Consolidated  Natural Gas Company, et  al.,

          HCAR No. 35-26512 (April  30, 1996) ("Consolidated Natural Gas"),

          the  Commission  authorized  a  registered  gas  utility  holding company to acquire  an interest  in a venture  that will  supply,

          sell, purchase, market, broker  or otherwise trade electricity or fuel, and  provide electricity  or fuel management  services, and

          carry  on   activities,  or  perform  services   related  to  the

          foregoing.   And most recently,  in SEI Holdings,  Inc., HCAR No.

          35-26581 (September  26,  1996) ("SEI"),  the Commission  granted expanded authorization to a registered electric utility system to perform a  wide range of  activities involving the  brokering and marketing of  a variety  of energy commodities  including natural gas, electricity, coal  and oil and  to perform services  related thereto. In the SEI order, the Commission noted that while it had not  previously considered  a  request by  a registered  electric utility  system  to engage  in  retail marketing  of  natural gas

           [c]onsidering  . .  . the  increasing  integrated nature  of the energy markets. .  ., and consistent with  the orders authorizing registered electric systems to engage in the marketing of other energy commodities, in wholesale markets, authorization of these activities  presents no  more significant  issues in  addition to those raised in connection with the retail marketing  of electric power." (SEI at p. 13.)

               I.   Legal Analysis Under Sections 9 and 10

               Section 9(a) of the Act provides that without prior approval of  the Commission under Section 10, "it  shall be unlawful . . .

          for  any registered  holding  company or  any subsidiary  company thereof  . . . to acquire, directly or indirectly, any securities or  utility  assets  or  any  other  interest  in  any business."

          Section 10 requires, among other things, that the acquisition not be detrimental to the  carrying out of the provisions  of Section

          11.   Finally, Section 11(b)(1) limits GPU to a single integrated public utility system and such other businesses as are reasonably incidental,  or  economically  necessary or  appropriate  to  the operations of such  integrated public utility  system.  The  last sentence  of  Section 11(b)(1)  states  that  the Commission  may permit as  reasonably  incidental, or  economically necessary  or appropriate to the  operations of one  or more integrated  public utility  systems the  retention of  an interest  in any  business which  the Commission shall find necessary  or appropriate in the public  interest or for the  protection of investors or consumers and not detrimental to  the proper functioning of such  system or systems.

               The  Commission  has  previously  approved  pursuant to  the standards  of  Sections  10  and 11(b)  proposals  by  registered holding  companies to engage in a variety of energy marketing and brokering activities. Further, the Commission has included "the brokering and marketing of energy commodities, including but not limited  to  electricity  or  natural gas"  among  the  permitted activities of "energy-related  companies" in  which a  registered holding company may conditionally  invest under proposed Rule 58,

          predicated upon  earlier  case-by-case determinations  that  such activities  satisfy the standards of Sections 10 and 11(b) of the

          Act.(12)

               In Consolidated  Natural Gas, supra, the  Commission for the first  time  approved a  proposal  by  a registered  gas  utility holding company to acquire an interest in the business of a power marketer. Subsequently,  in UNITIL Corporation, et  al., HCAR No.

          26527  (May 31,  1996) ("UNITIL"),  the Commission  authorized an affiliate of an  electric utility holding  company to broker  and market  gas and other fuels, as well as electricity, finding that the  proposal was  consistent with  the Consolidated  Natural Gas precedent.

               And most recently, in  SEI, supra, the Commission authorized an  affiliate of an electric utility holding company to engage in brokering and marketing  of gas, electricity  and other fuels  at both  wholesale and  retail, again  finding that  the applicant's proposal was consistent with prior Commission precedent.

               In   its  orders   on  power   marketing  issued   prior  to

          Consolidated  Natural  Gas,  the  Commission   typically  imposed

          geographic  limits  on   where  marketing  activities  could   be

          conducted. In Consolidated Natural Gas and again in UNITIL, after considering the national scope of the evolving energy markets and the initiatives of other regulatory bodies in promoting wholesale electric competition on a
          ____________________

          12   See, Notice of Proposed Rulemaking, HCAR No. 26313 (June 20,
          1995).  Proposed Rule  58 would conditionally exempt  pursuant to
          Section 9(c)(3) of the Act certain acquisitions of securities of non-utility companies from the pre-approval requirements of
          Section 10. If adopted, acquisitions permitted under proposed Rule 58 would be considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3).

          national  scale,  the Commission  determined  not  to impose  any geographic or revenues restrictions on the applicant with respect to wholesale marketing activities.(13)  And finally, in  SEI, the

          Commission went even further and agreed that there was no further need to reserve jurisdiction over  retail gas or electric  sales,

          finding as follows:

                    In  view  of  the  pace  of  developments  in  the
               industry, the Commission believes that retail marketing proposals that satisfy the statutory requirements should not be subject to the delays inherent in a reservation of jurisdiction. Industry trends and competitive pressures make it important for registered system companies to be proposed to compete in new markets as they are created. Such participation would appear to promote the goals of United States energy policy, including increased competition and lower utility rates. In addition, such participation is consistent with the statutory goals to ensure a sound utility industry and the protection of the interests of consumers, and to facilitate effective state regulation. There is no reason to believe that state programs to facilitate competition in retail energy markets would be incompatible with the goals of the Act and, among other things, such programs will provide protections to consumers, including reliable energy supply. On the basis of these considerations, the Commission approves [SEI's] proposal to engage, through Marketing Subsidiaries, in retail marketing of energy commodities, subject to compliance with applicable state law. [footnotes omitted](14)

               A  narrow construction of Sections  10 and 11(b)  of the Act that would limit, geographically or otherwise, full participation in this  emerging market serves no  legitimate regulatory purpose and, in fact,  would frustrate the goal  of promoting competition in  the increasingly  integrated energy  markets. It  would place registered

          ____________________

          13 In its release proposing Rule 58, the Commission indicated that it did not consider it necessary to limit the extent to which an "energy-related company" may engage in business activities with non-associate companies.
         14   SEI at pp. 13-14.

          holding company systems at a significant competitive disadvantage to other companies, including  interstate pipeline companies, oil and  gas producers  and  electric and  gas utility  companies not

          registered  under  the  Act.   Indeed,  in  SEI,  the  Commission

          concluded that  it was  unnecessary to reserve  jurisdiction over retail electric  or gas  sales either  to  protect consumers  and investors  or to  preserve  effective state  regulation of  these matters.(15)

               In this  regard, GPU would  point out that  the Commission's order  in this proceeding will not have the effect of authorizing or  allowing  Energy  Subsidiaries  to  engage  in  any  business activity that  would otherwise be unlawful  or unauthorized under applicable state law.  Section 21 of  the Act expressly  provides that "[n]othing in [the Act] shall affect .  . . the jurisdiction of  any other commission, board, agency, or officer of the United

          States  or any State or other political subdivision of any State,

          over  any person  .  . .  insofar as  such jurisdiction  does not conflict with any provision of [the Act] . . . ." The states have the power to  regulate the sale of electricity and  gas to retail customers, whether they choose  to exercise such regulatory power in all cases or not. Moreover, the Commission and the courts have long  recognized that the Act  was not intended  to preempt state

          jurisdiction   over   utilities   even   where   there   may   be

          jurisdictional overlap.(16)  In any event, GPU has represented in this Application

          _____________________

          15   SEI at pp. 13-14.

          16 See, e.g., Alabama Electric Cooperative, Inc. v. Securities and Exchange Commission, 353 F.2d 905 (D.C. Cir. 1965). "[T]he purpose of the Public Utility Holding Company Act, as shown by its legislative history, was to supplement state regulation -- not to supplant it." Id. at 907.

          that it will  not make retail sales of  electricity or gas unless

          authorized   or  allowed   under   applicable   state  laws   and

          regulations.

               Finally, GPU's request  provides sufficient protections  for its Utility  Subsidiaries' customers  against the risks  that are inherent  in a  commodity  marketing business.  GPU submits  that

          these  protections   adequately  support   a  finding  that   the

          Commission  must make under Section 10(b)(3) of the Act.(17)  Any potential detriments to the  Utility Subsidiaries' customers will be  minimized  through  the  segregation of  such  activities  in separate subsidiaries  and GPU's  limited investment; the  use of risk  reduction measures to limit GPU's  overall exposure to both market price and counter-party  credit risks, as described above;

          the limitations that without additional approvals of FERC, Energy

          Subsidiaries   will  not   sell   electricity   to  the   Utility

          Subsidiaries  and  that   Energy  Subsidiaries  are   effectively

          prevented under the "Codes  of Conduct" which will be  filed with

          FERC from  appropriating and using non-public  price and customer information  available to  the  Utility  Subsidiaries  concerning wholesale electricity opportunities;(18)  and the  representation that GPU will not attempt to seek recovery

          ____________________________

          17   See, Consolidated Natural Gas, at n. 36.

          18 In Order 889 (a companion order to Order 888), the FERC has required that jurisdictional utilities adopt certain "Codes of Conduct" in connection with their open access, comparable transmission service tariffs. These Codes of Conduct are designed to prevent utility employees who are engaged in power marketing functions from obtaining preferential access to the Open Access Same-time Information System ("OASIS") - related information or from engaging in unduly discrimination business practices. The Codes also require the functional separation of utility transmission/operations and marketing functions to insure that transmission related information is made available to the public on an equal basis.

          through higher  rates to  the Utility Subsidiaries'  customers to compensate  GPU for  possible losses  that it  may sustain  on or inadequate  returns  from power  and  energy  commodity marketing activities.

               Accordingly, GPU  believes that  its engaging in  the Energy

          Commodity  Business  will  aid  in  the  development  of  a  more competitive energy marketplace.  Participation by power and other energy marketers  will increase the likelihood  that new products and services will develop as market needs are identified, leading to  increased  customer choice.  The Commission  should therefore grant the authorization herein  requested, which, as noted, would be consistent with prior  authorizations granted to other holding company systems. This will enable the GPU System to engage in the

          Energy Commodities Business and to compete in  the marketplace on the same basis as other energy delivery companies.

               J.   GPU submits that all of the criteria of Rules 53 and 54

          under the  Act  with respect  to  the proposed  transactions  are satisfied:

                              The  average  consolidated retained  earnings

                    for GPU and its subsidiaries,  as reported for the four

                    most recent quarterly periods in GPU's Annual Report on

                    Form  10-K for  the year  ended December  31,  1995 and

                    Quarterly Reports  on Form 10-Q for  the quarters ended

                    March 31, 1996  and June 30,  1996, as filed  under the

                    Securities  Exchange Act  of  1934,  was  approximately

                    $2.054  billion. As of June 30, 1996, GPU had invested,

                    or  committed  to invest,  directly  or indirectly,  an

                    aggregate of approximately $241 million in exempt wholesale generators ("EWGs") and $673 million in foreign utility  companies ("FUCOs"), which as  of that

                    date  would  permit   GPU  to   make  additional   such

                    investments  of approximately  $113 million  and remain

                    within the  50% ("safe harbor") limitation  of Rule 53.

                    GPU's aggregate investment in EWGs and FUCOs, including

                    amounts invested pursuant to all outstanding or pending

                    authorizations to  make investments  in EWGs  or FUCOs,

                    will  not   at  any  time  exceed   the  "safe  harbor"

                    limitation imposed by Rule 53  without prior Commission

                    authorization.(19)

                              GPU maintains  books and records  to identify

                    investments in, and earnings from, each EWG and FUCO in

                    which it directly or indirectly holds an interest.

                              (A) For  each United States EWG  in which GPU

               directly or indirectly holds an interest:

                                   (1)  the books and records for  such EWG

                         will be  kept  in conformity  with  United  States

                         generally accepted accounting principles ("GAAP");

                                   (2)  the  financial  statements will  be

                         prepared in accordance with GAAP; and

                                   (3)  GPU   directly   or   through   its

                         subsidiaries undertakes to provide  the Commission

                         access  to  such books  and records  and financial

                         statements as the Commission may request.

          _____________________

          19 GPU intends to file with the Commission a Post-Effective Amendment to its Application on Form U-1 in Docket No. 70-8593 requesting authorization to increase this limitation to 100% of GPU's "consolidated retained earnings".

                              (B)  For each FUCO or  foreign EWG which is a

               majority-owned subsidiary of GPU:

                                   (1)  the  books  and  records  for  such

                         subsidiary will be kept in accordance with GAAP;

                                   (2)  the  financial statements  for such

                         subsidiary  will be  prepared  in accordance  with

                         GAAP; and

                                   (3)  GPU   directly   or   through   its

                         subsidiaries undertakes to provide  the Commission

                         access  to  such books  and records  and financial

                         statements,  or copies thereof  in English, as the

                         Commission may request.

                              (C)  For  each FUCO or  foreign EWG in  which

               GPU  owns 50% or less of the voting securities, GPU directly or through its subsidiaries  will proceed in good faith,  to the extent reasonable under the circumstances, to cause

                                   (1)  such entity to  maintain books  and

                         records in accordance with GAAP;

                                   (2)  the  financial  statements of  such

                         entity to be prepared in accordance with GAAP; and

                                   (3)  access by  the  Commission to  such

                         books  and  records and  financial  statements (or

                         copies thereof)  in English as the  Commission may

                         request  and,  in  any  event,  will  provide  the

                         Commission on request copies of such  materials as

                         are made available to GPU and its subsidiaries. If

                         and  to  the  extent  that  such  entity's  books,

                         records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of

                         the   Commission,   describe  and   quantify  each

                         material variation therefrom as and  to the extent

                         required  by subparagraphs (a)  (2) (iii)  (A) and

                         (a) (2) (iii) (B) of Rule 53.

                         (iii)  No more  than 2%  of GPU's  domestic public

               utility  subsidiary  employees  will  render  any  services,

               directly  or indirectly,  to any  EWG or  FUCO in  which GPU directly or indirectly holds an interest.

                         (iv) Copies of this Application are being provided

               to  the  New  Jersey  Board  of  Public  Utilities  and  the

               Pennsylvania  Public Utility  Commission, the  only federal,

               state  or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(20)

               In addition,  GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy  of  Item 9  of GPU's  Form U5S  and  Exhibits H  and I thereof  (commencing with the Form  U5S to be  filed for the calendar year in which the authorization herein requested is granted).

                         (v)  None of  the provisions  of paragraph (b)  of

               Rule 53 render  paragraph (a)  of that Rule  unavailable for the proposed transactions.

                              (A)  Neither GPU nor any subsidiary of GPU is

          ____________________

          20 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric s revenues are immaterial, accounting for less than 1% of Penelec s total operating revenues.

          the subject of any pending bankruptcy or similar proceeding.

                              (B)  GPU's   average  consolidated   retained

                         earnings  for  the   four  most  recent  quarterly

                         periods (approximately $2 billion)  represented an

                         increase   of   approximately   $63  million   (or

                         approximately  3%)  in  the  average  consolidated

                         retained  earnings for the previous four quarterly

                         periods (approximately $1.9 billion).

                              (C)  GPU did not  incur operating losses from

                         direct or indirect  investments in EWGs and  FUCOs

                         in  1995 in  excess  of 5%  of GPU's  consolidated

                         retained earnings.

                    (iv) In  accordance with  Rule 54, the  requirements of

               Rule 53(a), (b) and (c) are fulfilled.

          Item 2.   Fees, Commissions and Expenses.

               The estimated fees, commissions  and expenses to be incurred in connection herewith will be filed by amendment.

          Item 3.   Applicable Statutory Provisions.

                    Sections  9(a)  and  10 of  the  Act  and  Rule 54  are

          applicable  to  the acquisition  of  an  interest in  the  Energy

          Commodities Business and to the initial acquisition of securities of any Energy Subsidiary.  Sections 6, 7 and 12(b) of the Act and

          Rule 45 thereunder are applicable  to the proposed guarantees  of the  debt an other obligations of any Energy Subsidiary.  Section

          13(b)  and Rules  90  and 91  thereunder  are applicable  to  the services  proposed to  be provided  by GPUS  and GENCO  to Energy

          Subsidiaries.

               Reporting

                    It is requested that Certificates Pursuan to Rule 24 under the Act be required to be filed hereunder within 60 days of the end of each of the first three calendar quarters of each year and within  90 days of  the end of  the fourth calendar  quarter.

          Such certificates  will  (a) include  copies of  the by-laws  and charter  documents of  any Energy  Subsidiary formed  during such period;  (b) identify each investment (including guarantees) made in  connection with the Energy Commodities Business by GPU in any

          Energy  Subsidiary in  the  previous quarter;  (c) a  quarter-end balance sheet  and three-month  and twelve-month income  and cash flow statements for each Energy Subsidiary in connection with the

          Energy Commodities  Business; and  (d) a description  of services obtained  by any  Energy Subsidiary  from associate  companies in connection with the Energy  Commodities Business, specifying  the type of  service, the  number of  personnel  from each  associate company  providing  services during  the  quarter  and the  total dollar value of such  services.  To the extent  such certificates

          contain  confidential  or   proprietary  business  or  commercial

          information, confidential treatment under Rule 104 may be sought.

          Item 4.   Regulatory Approval.

                    The approval of the  FERC under Section 205 of  the FPA

          is required with respect  to rates and charges for  wholesale for resale sales of electricity. Retail sales of  electricity and gas and in certain instances wholesale electric sales, may be subject to regulation by the appropriate state commission.

                    Other  than as  set forth  above,  no state  or federal

          commission (other  than your  Commission)  has jurisdiction  with respect to the proposed transaction.

          Item 5.   Procedure.

                    It is requested that the Commission issue an order with

          respect  to  the transactions  proposed  herein  at the  earliest practicable date but, in  any event, not later than  December 20,

          1996.    It  is  further  requested  that  (i)  there  not  be  a

          recommended  decision by  an  Administrative Law  Judge or  other responsible officer of the Commission, (ii)  the Office of Public

          Utility Regulation be  permitted to assist in the  preparation of the Commission's decision,  and (iii) there be  no waiting period between  the issuance of the  Commission's order and  the date on which it is to become effective.

          Item 6.   Exhibits and Financial Statements.

                    (a)  Exhibits:

                         A         Not applicable.

                         B         Not applicable.

                         C         Not applicable.

                         E         Not applicable.

                         F-1 Opinion of Berlack, Israels & Liberman LLP -- to be filed by amendment.

                         F-3       Opinion  of  Ballard  Spahr   Andrews  &
                                   Ingersoll -- to be filed by amendment.

                         G         Proposed form of public notice.

                    (b)  Financial Statements:

                         1         None.

                         Note: GPU Corporate and consolidated actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                         2         None.

                         3         None.

                         4         None.

          Item 7.   Information as to Environmental Effects.

                    The  proposed  transactions  are  for  the  purpose  of

          engaging in  the Energy Commodities Business.   Consequently, the

          issuance  of  an order  by your  Commission  with respect  to the subject transactions is not  a major Federal action significantly affecting the quality of the human environment.

                    No  federal  agency has  prepared  or  is preparing  an

          environmental  impact  statement  with  respect  to  the  subject

          transactions.   Reference  is  made to  Item  4 hereof  regarding

          regulatory approvals with respect to the proposed transactions.

                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY ACT  OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU, INC.
                                        GPU GENERATION, INC.
                                        GPU SERVICE, INC.



                                        By:

                                             T. G. Howson, Vice President
                                             and Treasurer


                                        GPU INTERNATIONAL, INC.



                                        By:

                                            B. L. Levy, President


          Date:  October 18, 1996